Daniel K. Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

January 23, 2012

133213.010100

Via Edgar

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	West Texas Resources, Inc. Registration Statement on Form S-1 Filed December 9, 2011 File No. 333-178437

Dear Mr. Schwall:

On behalf of our client, West Texas Resources, Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Stephen E. Jones, Chief Executive Officer of the Company, dated January 9, 2012.  A responsive pre-effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S 1 (“Registration Statement”) has been filed concurrently herewith via Edgar.

The Company’s responses to the staff’s comment letter dated January 9, 2012 are set forth below and numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1.    The Company has revised the Amendment in response to each of the staff’s comments throughout the Amendment as appropriate.  We have also provided in this response letter references to all parallel revisions made.

2.    The Company has endeavored to fully respond to each question presented by the staff and to indicate in the Amendment precisely where each responsive disclosure may be found.

3.    The Company has deleted from the second paragraph of Item 15 in Part II of the Amendment the statement that the distribution of the Company shares by Russian Resources was a stock dividend outside of the registration requirements of Section 5 of the Securities Act of 1933 (“Securities Act”).  Before addressing the issues raised by Staff Bulletin No. 4, we would like to advise the staff of the background of the distribution.

H. Roger Schwall
Securities and Exchange Commission
January 23, 2012

Russian Resources was formed by Stephen Jones and a Moscow resident (the “Co-Founder”), among others, for the purpose of conducting oil and gas exploration and development in Russia.  In time, a strong difference of opinion developed between Mr. Jones, on the one hand,  and the Co-Founder and the Board of Directors of Russian Resources, on the other, concerning the direction of Russian Resources.  By December 2010, Mr. Jones had decided to resign from Russian Resources and pursue a new start up focusing on oil and gas exploration in North America.  In the meantime,  however, Russian Resources had sold approximately $125,000 of common shares to the friends and family of Mr. Jones.  Concerned that  his resignation from Russian Resources might breach a moral obligation to the investors, Mr. Jones proposed to the Board of Russian Resources that a new corporation be formed for the purpose of pursuing oil and gas development in North America, and that such company be spun off to the shareholders of Russian Resources, thereby allowing the investors to participate in the new enterprise to be headed by Mr. Jones.

On behalf of the Company, please be advised that the foregoing is the entire reason and purpose behind the formation of the Company and its spin off by Russian Resources. At the time of the spin-off, Mr. Bryant and the Co-Founder were the largest shareholders of Russian Resources.  A few months following the spin-off, the Co-Founder transferred his shares of the Company to Mr. Bryant.  Other than this transfer, there have been no transfers of the shares of the Company since the time of the spin-off.  This will also confirm that each certificate issued in connection with the spin-off is considered by the Company and the recipients to be “restricted” securities, as defined under Rule 144, and bears an appropriate restrictive legend.

We have reviewed Staff Legal Bulletin No. 4 and note that the distribution of the Company shares by Russian Resources was conducted in compliance with Item 4.A of the Bulletin, including footnote 5 thereto, except for the requirement that the Russian Resources have held the Company shares for two years.  In that regard, we would like to confirm that:

●	The Russian Resources shareholders paid no consideration for the shares;

●	The distribution was pro rata to the Russian Resources shareholders;

●	Russian Resources and West Texas Resources provided adequate information to the share recipients and that no trading market existed at the time of, or was developed by way of, the distribution; and

●	Russian Resources had a valid business purpose for the distribution.

H. Roger Schwall
Securities and Exchange Commission
January 23, 2012

In Item 4.B.5. of Staff Bulletin No. 4, the staff discusses the rationale behind the requirement in Item 4.A of the Bulletin that the parent have held the subsidiary shares for two years, namely that otherwise the parent may be deemed to be an “underwriter” of those securities.  As noted in the second paragraph of Item 15 in Part II of the Amendment, the distribution was conducted pursuant to Section 4(1) of the Securities Act.  It is our opinion that the Section 4(1) exemption applies to the distribution based on the so-called Section 4(1½) interpretation of the Section 4(1).  In short, all of the recipients of the spun-off shares were existing shareholders of Russian Resources who had acquired their shares of Russian Resources either as a founder in a Section 4(2) exempt offering or pursuant to a Rule 506 accredited investor only offering.  Both the Company and Russian Resources could have, and Russian Resources in fact did, issue its shares to each of the recipients pursuant to Section 4(2) of the Securities Act, therefore Russian Resources was able to transfer the Company shares to each of the recipients pursuant to Section 4(1½), regardless of the period of time that Russian Resources held the Shares.  We would also like to emphasize that:

●	At the time of the spin-off, the Company shares spun off to the Russian Resources shareholders had insignificant value;

●	The spin-off was not conducted for the purpose or effect of creating a market in the shares of West Texas or evading the registration requirements of the Securities Act; and

●
Mr. Jones could have simply formed West Texas Resources and then issued shares to the shareholders of Russian Resources in a Reg. D exempt offering, however the spin-off was chosen for its simplicity, convenience and the equity that comes by way of a pro rata distribution to all security holders.

4.    Please be advised that there are no continuing or ongoing relationships between Russian Resources and the Company, except that certain parties own equity interests in each corporation.  The Russian Resources Form D referred to in the staff’s comment letter was filed on June 29, 2010 (not 2011), five months prior to the spin-off and Mr. Jones’ resignation as an officer and director of Russian Resources.  It is our understanding that the address of Russian Resources is Tverskaya Street 12, Building 9, Office 98, Moscow, Russia 125 009.

5.    The requested disclosure has been provided in the first paragraph on page 1.  Similar disclosure has been provided in the third paragraph on page 14, the fifth and sixth paragraphs on page 16 and the fifth paragraph on page 17.

6.    The Eastland County prospect was introduced to the Company by Innovative Petroleum, LLC, an independent oil and gas developer in Houston, Texas.  The principal of Innovative Petroleum is Mr. Wayne Hall, former Chairman and Chief Executive Officer of Magnum Hunter Resources Corporation, an independent oil and gas producer (NYSE:MHR).  The Company’s executive officers, Stephen Jones and  John Kerr, have a long standing personal and business relationship with Mr. Hall on matters of oil and gas exploration and development.  Innovative Petroleum acquired a 37.5% working interest in the Eastland County prospect. The operator of the prospect, West Texas Royalties, LLC, conducted the survey and feasibility analysis and then shared its analysis with management of the Company. Management of the Company engaged a private oil and gas geologist, Mr. Mark Ussery, to review the analysis and data presented by the operator and the Eastland County prospect generally.  West Texas Royalties, LLC acquired the lease to the mineral rights on the Eastland County prospect.  West Texas Royalties engaged a title company to conduct a title review of the Eastland County prospect and counsel to review the title search and draft the assignment of the working interest to the Company.

H. Roger Schwall
Securities and Exchange Commission
January 23, 2012

The Company has revised the first paragraph on page 1 of the prospectus to briefly describe the activities undertaken on behalf of the Company prior to acquiring the Eastland County prospect. The Company has also revised the disclosure throughout the section “Our Strategy”, on page 16, to clarify that (i) the Company will not always acquire interests in properties with proven reserves (see the first paragraph of the “Our Strategy” section on page 16) and that the due diligence activities will be undertaken by consultants acting on behalf of the Company (see the second paragraph of the “Our Strategy” section on page 16).

7.    West Texas Royalties, LLC is a state licensed and bonded oil and gas operator located in Plainview, Texas. The principal of West Texas Royalties, John Browning, is a third generation owner of oil and gas interests.  Mr. Browning founded West Texas Royalties in 2006 and since then West Texas Royalties has drilled over 100 wells and operated over 60 wells.  There are no affiliations or ongoing business relationships between the Company and  West Texas Royalties, other than the Company’s 31.25% interest in the Eastland County prospect.

8.    The Company has revised the “Risk Factors” section throughout to eliminate all text that might appear to mitigate the disclosed risks, including the last sentence in the carryover paragraph on pages 4 and 5 concerning the intention to acquire insurance.  The “Risk Factors” section has also been revised throughout to state the risks plainly and eliminate all negative assurances.

9.    Please be advised Steve Jones and John Kerr have both committed to provide their full business time to the Company. However, from inception of the Company to date, and for the foreseeable future, their duties to the Company will not require their full business time.  Until such time as they are required to provide their full time to the Company, they will continue to provide services to Newport Capital Consultants, provided that their provision of services to Newport Capital Consultants does not interfere with or otherwise impair their provision of services to the Company.  Appropriate disclosure has been provided in fourth paragraph on page 22.  We do not believe that this matter presents any risk to the Company and have not provided further risk factor disclosure.

10.    Please be advised that both Mr. Jones and Mr. Kerr have visited the Eastland County prospect.

11.    The Company has provided an additional risk factor on page 7 to address the risk of costs, liabilities and loss of investment in the event of any environmental contamination resulting from the fracturing operations on any of its oil and gas properties.

12.    We have revised the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” throughout to provide current and updated disclosure. The Company’s drilling plans for the Eastland County prospect over the next 12 months are set forth in the sixth paragraph on page 14 and the last paragraph on page 17.   The reference to the operations at “Sandridge” was made in error and has been deleted.

H. Roger Schwall
Securities and Exchange Commission
January 23, 2012

13.    Subject to the availability of additional capital, the Company intends to acquire additional water trailers.  However the Company does not intend water hauling to become its primary business and the Company intends to prioritize its available capital and other resources in favor of oil and gas exploration and development. Water hauling services in connection with oil and gas drilling is currently in high demand and capital equipment used in water hauling is currently experiencing a high return on investment. In this regard, please note that under the terms of the lease agreement for the Company’s initial water trailer, and assuming the trailer is deployed on a full-time basis, the Company expects to receive a 100% return on its investment in approximately two years. The Company has provided appropriate disclosure of its proposed water hauling operations in the third paragraph on page 1 and the second paragraph on page 16.

14.    We apologize for any confusion concerning the activities to be undertaken directly by management of the Company and those to be undertaken by others acting on behalf of the Company.  The section “Proposed Business - Our Strategy” has been substantially revised to indicate that the until such time as the Company hires senior management and staff with significant oil and gas experience, management intends to acquire interests in oil and gas properties developed by oil land gas developers with appropriate experience.  The section  has also been revised to indicate that the Company will rely on third party consultants, primarily oil and gas geologists and geophysicists, to assist the Company in evaluating potential acquisitions of oil and gas prospects.  Please see the fourth paragraph on page 16 and the fourth and fifth risk factors on page 3.  In addition, the risk factors have been revised throughout to clarify the actions to be undertaken by our operating partners.

15.    The requested disclosure has been provided in the last paragraph on page 17.

16.    The requested disclosure has been provided in the first paragraph on page 17.

17.    Please be advised that both Mr. Jones and Mr. Kerr are vice presidents of Newport Capital Consultants, Inc. Mr. Kerr’s biography on page 22 has been revised appropriately.  As noted above, the Russian Resources Form D was filed in June 2010 and this will confirm that Mr. Jones did resign as CEO of Russian Resources in December 2010. Mr. Jones had received the mergers and acquisitions certification from the Alliance of Mergers and Acquisitions Advisors, an international organization that provides education and resources to middle market merger and acquisition professionals and firms. The reference to his M&A certification has been removed from his biography on page 22.

18.    The requested disclosure has been provided in the third paragraph on page 22.

19.    Please be advised there is no present timeline for the appointment of additional directors.  While management has conducted preliminary discussions with potential directors, there are no understandings or arrangements concerning the appointment or nomination of additional directors at this time, including any arrangements contemplated by Item 401(a) of Regulation S-K. Based on management’s discussions to date with parties management would like to see appointed to the board, it is management’s belief that the Company will not be able to attract the directors with the expertise and reputation it desires until such time as the Company has raised significant additional capital.  The Company has provided appropriate disclosure of this matter in the last paragraph on page 22.

H. Roger Schwall
Securities and Exchange Commission
January 23, 2012

20.    Please be advised that Gary Bryant was a promoter of Russian Resources.  Based on that activity and his majority ownership of the Company, Mr. Bryant may be deemed to be a promoter of the Company.  The first paragraph on page 23 has been revised appropriately.

21.    The stock ownership table on page 24 has been revised as requested.

22.    The assignment of the Company’s working interest in the Eastland County prospect and the Joint Operating Agreement between the Company and West Texas Royalties have been filed as Exhibits 10.4 and 10.5.  Appropriate disclosure concerning the terms of the joint operating agreement has been provided in the last paragraph on page 17.

23.    The signatures on Page II-4 have been revised to specify that Mr. Kerr is signing as the principal accounting officer.

The Company has endeavored to fully respond to the staff's comments set forth in its letter dated January 9, 2012.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue
Enclosure

cc:	West Texas Resources, Inc. Farber Hass Hurley LLP